

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 29, 2022

George Terzis
Chief Financial Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, Illinois 60604

> **Re: Cosmos Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 001-41308**

Dear George Terzis:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 30

1.   Please revise your 'Evaluation of Disclosure Controls and Procedures' and 'Management's Report on Internal Control over Financial Reporting' to provide a conclusive statement as to whether controls are effective or not effective for the period assessed. Refer to Items 307 and 308(a)(3), respectively, of Regulation S-K. This comment also applies to your Disclosure Controls and Procedures disclosure included within your Form 10-Q's.

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2021 and 2020, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services